# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Profusa, Inc., CIK 0001859807
CUSIP: 74319X108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 626 Bancroft Way, Suite A, Berkeley, California (CA), 94710
Date of event which requires filing of this statement: 07/11/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002059960

## Reporting persons
- Ascent Partners Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 3,359,068; sole dispositive power 0; shared dispositive power 3,359,068; aggregate amount beneficially owned 3,359,068 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of common stock, par value $0.0001 per share of the issuer (the "Common Stock") set forth on rows (6), (8) and (9) above includes the conversion, up to the Blocker (as defined in this footnote) amount, of a convertible promissory note (the "Convertible Note") directly and indirectly held by the reporting person, which Convertible Note is subject to a maximum 9.99% beneficial ownership limitation provision contained therein (the "Blocker").
  
  In Row (11) the percentage is based on (i) 32,788,877 shares of Common Stock outstanding, as reported by the issuer in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on July 18, 2025 (the "Form 8-K"), and (ii) 820,475 shares of Common Stock issuable upon partial conversion of the Convertible Note directly and indirectly held by the reporting person.
- Ascent Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 3,359,068; sole dispositive power 0; shared dispositive power 3,359,068; aggregate amount beneficially owned 3,359,068 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes the conversion, up to the Blocker amount, of the Convertible Note directly held by the reporting person, which Convertible Note is subject to the Blocker.
  
  In Row (11) the percentage is based on (i) 32,788,877 shares of Common Stock outstanding, as reported by the issuer in its Form 8-K, and (ii) 820,475 shares of Common Stock issuable upon partial conversion of the Convertible Note directly held by the reporting person.
- Dominion Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); member of a group; sole voting power 0; shared voting power 3,359,068; sole dispositive power 0; shared dispositive power 3,359,068; aggregate amount beneficially owned 3,359,068 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes the conversion, up to the Blocker amount, of the Convertible Note directly and indirectly held by the reporting person, which Convertible Note is subject to the Blocker.
  
  In Row (11) the percentage is based on (i) 32,788,877 shares of Common Stock outstanding, as reported by the issuer in its Form 8-K, and (ii) 820,475 shares of Common Stock issuable upon partial conversion of the Convertible Note directly and indirectly held by the reporting person.
- Dominion Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 3,359,068; sole dispositive power 0; shared dispositive power 3,359,068; aggregate amount beneficially owned 3,359,068 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes the conversion, up to the Blocker amount, of the Convertible Note directly and indirectly held by the reporting person, which Convertible Note is subject to the Blocker.
  
  In Row (11) the percentage is based on (i) 32,788,877 shares of Common Stock outstanding, as reported by the issuer in its Form 8-K, and (ii) 820,475 shares of Common Stock issuable upon partial conversion of the Convertible Note directly and indirectly held by the reporting person.
- Dominion Capital Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 3,359,068; sole dispositive power 0; shared dispositive power 3,359,068; aggregate amount beneficially owned 3,359,068 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes the conversion, up to the Blocker amount, of the Convertible Note directly and indirectly held by the reporting person, which Convertible Note is subject to the Blocker.
  
  In Row (11) the percentage is based on (i) 32,788,877 shares of Common Stock outstanding, as reported by the issuer in its Form 8-K, and (ii) 820,475 shares of Common Stock issuable upon partial conversion of the Convertible Note directly and indirectly held by the reporting person.
- Masada Group Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; sole voting power 0; shared voting power 3,359,068; sole dispositive power 0; shared dispositive power 3,359,068; aggregate amount beneficially owned 3,359,068 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes the conversion, up to the Blocker amount, of the Convertible Note directly held by the reporting person, which Convertible Note is subject to the Blocker.
  
  In Row (11) the percentage is based on (i) 32,788,877 shares of Common Stock outstanding, as reported by the issuer in its Form 8-K, and (ii) 820,475 shares of Common Stock issuable upon partial conversion of the Convertible Note directly held by the reporting person.
- Mikhail Gurevich: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 3,359,068; sole dispositive power 0; shared dispositive power 3,359,068; aggregate amount beneficially owned 3,359,068 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes the conversion, up to the Blocker amount, of the Convertible Note directly and indirectly held by the reporting person, which Convertible Note is subject to the Blocker.
  
  In Row (11) the percentage is based on (i) 32,788,877 shares of Common Stock outstanding, as reported by the issuer in its Form 8-K, and (ii) 820,475 shares of Common Stock issuable upon partial conversion of the Convertible Note directly and indirectly held by the reporting person.
- Gennadiy Gurevich: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 3,359,068; sole dispositive power 0; shared dispositive power 3,359,068; aggregate amount beneficially owned 3,359,068 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes the conversion, up to the Blocker amount, of the Convertible Note directly and indirectly held by the reporting person, which Convertible Note is subject to the Blocker.
  
  In Row (11), the percentage is based on (i) 32,788,877 shares of Common Stock outstanding, as reported by the issuer in its Form 8-K, and (ii) 820,475 shares of Common Stock issuable upon partial conversion of the Convertible Note directly held by the reporting person.
- Alon Brenner: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 3,359,068; sole dispositive power 0; shared dispositive power 3,359,068; aggregate amount beneficially owned 3,359,068 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes the conversion, up to the Blocker amount, of the Convertible Note directly and indirectly held by the reporting person, which Convertible Note is subject to the Blocker.
  
  In Row (11), the percentage is based on (i) 32,788,877 shares of Common Stock outstanding, as reported by the issuer in its Form 8-K, and (ii) 820,475 shares of Common Stock issuable upon partial conversion of the Convertible Note directly held by the reporting person.

## Item 1. Issuer
Name of issuer: Profusa, Inc.
Address of issuer's principal executive offices: 626 Bancroft Way, Suite A, Berkeley, CA 94710

## Item 2. Person Filing
Name of person filing:
(i) Ascent Partners Fund LLC, a Delaware limited liability company ("Ascent");

(ii) Ascent Partners LLC, a Delaware limited liability company ("AP");

(iii) Dominion Capital LLC, a Connecticut limited liability company ("Dominion");

(iv) Dominion Capital GP LLC, a Delaware limited liability company ("Dominion GP");

(v) Dominion Capital Holdings LLC, a Delaware limited liability company ("Dominion Holdings");

(vi) Masada Group Holdings LLC, a Florida limited liability company ("Masada");

(vii) Mikhail Gurevich;

(viii) Gennadiy Gurevich; and

(ix) Alon Brenner.
Address of principal business office or, if none, residence: 19505 Biscayne Blvd., Suite 2350, Aventura, FL 33180
Citizenship: Ascent is a Delaware limited liability company. Dominion is a Connecticut limited liability company. Each of Dominion GP, Dominion Holdings, and AP is a Delaware limited liability company. Masada is a Florida limited liability company. Each of Mikhail Gurevich, Gennadiy Gurevich, and Alon Brenner is a citizen of the United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,359,068.00
Percent of class: 99.99
Sole power to vote or to direct the vote: 3,359,068.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,359,068.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Ascent Partners Fund LLC: /s/ Ascent Partners Fund LLC, Mikhail Gurevich, signatory for managing member of managing member (07/24/2025)
- Ascent Partners LLC: /s/ Ascent Partners LLC, Mikhail Gurevich, signatory for managing member (07/24/2025)
- Dominion Capital LLC: /s/ Dominion Capital LLC, Mikhail Gurevich, Managing Member of Dominion Capital Holdings LLC, Manager of Dominion Capital GP LLC, Manager of Dominion Capital LLC (07/24/2025)
- Dominion Capital GP LLC: /s/ Dominion Capital GP LLC, Mikhail Gurevich, Managing Member of Dominion Capital Holdings LLC, Manager of Dominion Capital GP LLC (07/24/2025)
- Dominion Capital Holdings LLC: /s/ Dominion Capital Holdings LLC, Mikhail Gurevich, Managing Member (07/24/2025)
- Masada Group Holdings LLC: /s/ Masada Group Holdings LLC, Alon Brenner, Managing Member (07/24/2025)
- Mikhail Gurevich: /s/ Mikhail Gurevich, Mikhail Gurevich (07/24/2025)
- Gennadiy Gurevich: /s/ Gennadiy Gurevich, Gennadiy Gurevich (07/24/2025)
- Alon Brenner: Alon Brenner, Alon Brenner (07/24/2025)